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EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In thousands)

	For Years Ended
	December 31, 2000		January 2, 2000		January 3, 1999		December 28, 1997		December 29, 1996
Earnings (loss) from continuing operations before income taxes	$(272,230)		$77,886		$66,980		$153,095		$128,844
Add:
Interest on indebtedness	55,191		52,876		44,766		41,270		38,219
Amortization of debt expense	907		729		239		610		1,335
Portion of rents representative of the interest factor	10,026		10,484		8,166		8,890		8,731
Deduct:
Undistributed earnings from less-than- 50-percent-owned entities	(8,863)		(15,386)		(9,674)		(11,278)		(4,217)

Earnings (as defined)	$(214,969	)(a)	$126,589		$110,477		$192,587		$172,912

Fixed charges:
Interest on indebtedness	55,191		52,876		44,766		41,270		38,219
Amortization of debt expense	907		729		239		610		1,335
Portion of rents representative of the interest factor	10,026		10,484		8,166		8,890		8,731

Total fixed charges	$66,124		$64,089		$53,171		$50,770		$48,285

Ratio of earnings to fixed charges	—	(a)	2.0	x	2.1	x	3.8	x	3.6	x

(a)
Earnings were insufficient to cover fixed charges for the year ended December 31, 2000 by $281,093.

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COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (In thousands)